FORM C-AR ANNUAL REPORT

RealtyHive LLC

For the Fiscal Year Ended December 31, 2024

BUSINESS AND OPERATIONS

RealtyHive LLC operates a global real estate marketing and transaction platform designed to connect property buyers and sellers with licensed real estate professionals. The Company provides digital marketing solutions that enable agents and property owners to promote listings through targeted advertising, as well as auction-based and time-limited event sales for unique or distressed properties.

The Company platform supports both traditional real estate listings and alternative sales strategies, including online auctions and accelerated sales events. RealtyHive also provides marketing tools and services that allow agents to control advertising spend and optimize lead generation across digital channels.

The Company continues to focus on expanding its property inventory through partnerships with real estate brokerages, financial institutions, and data providers, while increasing agent participation and enhancing platform capabilities through ongoing technology development and data integration efforts.

DIRECTORS AND OFFICERS

The following individuals serve as executive officers of the Company:

Wade Micoley - Founder and Chief Executive Officer
Mark Herman - Chief Operating Officer

These individuals are responsible for the overall management, strategic direction, and day-to-day operations of the Company.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has an operating history and has generated revenue through its real estate marketing and transaction platform. Revenue is primarily derived from marketing services, including listing promotion products, digital advertising campaigns, and auction-related services.

The Company has incurred operating expenses related to platform development, marketing, and personnel. These expenditures are intended to support growth, expand the Company user base, and enhance platform functionality.

The Company financial condition reflects ongoing investment in its technology and marketing infrastructure. The Company has historically funded its operations through a combination of internally generated revenue and external capital raises. Management continues to evaluate additional capital resources as needed to support future growth and operational needs.

RISK FACTORS

An investment in the Company involves risks. The Company operates in a competitive and evolving real estate and technology market. Its future success depends on its ability to attract and retain users, maintain relationships with real estate professionals and partners, and continue to develop and enhance its platform and services.

Economic conditions, including fluctuations in real estate markets, may impact the demand for the Company services. Additionally, the Company growth strategy requires ongoing investment in technology and marketing, which may affect short-term financial performance.

RELATED PARTY TRANSACTIONS

The Company has not engaged in any material related party transactions during the reporting period, except as disclosed in the Company financial statements, if applicable.

OTHER MATERIAL INFORMATION

There is no additional material information required to be disclosed that is necessary to make the statements made, in light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The Company will file reports with the U.S. Securities and Exchange Commission annually and post such reports on its website as required under Regulation Crowdfunding until such time as the Company is eligible to terminate its reporting obligations.